SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any amendments thereto) with respect to the beneficial ownership of common stock of Brand Engagement Network, Inc. This Joint Filing Agreement shall be filed as an exhibit to such Statement.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein.

This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: May 15, 2026

AFG Companies, Inc.

By:

Name: David S. Duggan
Title: President/CEO

/s/

Ralph Wright Brewer III